LOGAN RESOURCES LTD.

TSX-V: LGR

NEWS RELEASE

TRADING SYMBOL - LGR (TSX-V) LGREF: PK (USA)	DATE: December 16, 2005

LOGAN RESOURCES LTD. ARRANGES PRIVATE PLACEMENT

Logan Resources Ltd. (the “Company”) is pleased to announce that it is arranging a non-brokered private placement of up to 1,000,000 flow through units at a price of $0.25 per flow through unit (the “FT Units”), and up to 500,000 non-flow through units at a price of $0.25 per non-flow through unit (the “Non FT Units”), for total gross proceeds of up to $375,000.

Each FT Unit shall consist of one flow-through common share and one half of one non-flow-through share purchase warrant, with each whole such warrant exercisable into one common share of the Company for one year from closing date at a price of $0.35.

Each Non FT Unit shall consist of one non flow-through common share and one full non-flow-through share purchase warrant, with each whole such warrant exercisable into one common share of the Company for one year from closing date at a price of $0.35.

A 10% finder’s fees will be attached to the financing in the form of half cash and half stock. The private placement is subject to TSX Venture Exchange acceptance. All securities issued pursuant to the non- brokered offering will be subject to a four month hold period from the closing date.

The proceeds from the flow-through portion of the financing will be used on the Companies properties in the Yukon and British Columbia. Proceeds from the non flow- through portion of the financing will be used for working capital and general exploration.

Logan Resources Ltd. is a mining exploration company engaged in the acquisition, exploration and development of mineral properties. The Company currently owns five precious and base metal properties in British Columbia, Yukon Territories and a uranium property in Saskatchewan. For more information on the properties and Logan Resources Ltd. please visit www.loganresources.ca and SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD OF DIRECTORS,

”Seamus Young”

Seamus Young,

President, CEO

For further information contact:

Mr. Seamus Young, President and CEO

Telephone: (604) 689-0299
facsimile: (604) 689-0288
email: syoung@loganresources.ca

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.